August 9, 2011

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Winthrop Realty Trust
Form 10-K Fiscal Year Ended December 31, 2010
Filed March 16, 2011, File No. 001-06249
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 6, 2011, File No. 001-06249

Dear Mr. Woody:

We are responding to your comment letter dated July 27, 2011, to Thomas Staples, Chief Financial Officer of Winthrop Realty Trust (the “Trust”) relating to the reports referenced above.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K Fiscal Year Ended December 31, 2010

Loan Assets Page 7

1.
We note your response to comment two in our letter dated June 20, 2011. Please confirm that in future Exchange Act periodic reports you will provide the weighted average borrowing costs for all loan assets which were not purchased using cash.

Response:

In future Exchange Act periodic reports we will include the weighted average borrowing costs for all loan assets which are not purchased using cash.

2.
We note your response to comment three in our letter dated June 20, 2011 and that you assess the credit quality of your instruments based on the credit quality of the underlying assets, specifically, the principal amount of the loans relative to the value of the related properties. In future filings please add the ratio of principal to relative value of your loans to your loan assets table. Also please confirm you will include the explanation of management’s assessment of credit risk in future Exchange Act periodic reports.

Response:

Given that we acquire our loans with cash, we have no margin calls or potential “haircuts” from lenders. As a result, we believe the ratio of loan principle to loan assets is not applicable.

We assess our loan assets on a quarterly basis based upon certain performance measures (primarily debt service coverage ratio and NOI yield). We will include an explanation of management’s assessment of credit risk in future Exchange Act periodic reports.

Item 2 – Properties, page 22

3.
We note your response to comment four in our letter dated June 20, 2011. Please confirm that you will provide your average effective rental revenue per square foot on a portfolio basis in future Exchange Act periodic reports.

Response:

As discussed, we will provide average effective rental revenue per square foot by multi-tenant and net lease assets as well as the square footage for each classification in future Exchange Act periodic reports.

Operating Properties – Multi-Tenant, page 28

With regard to your response to comment five in our letter dated June 20, 2011, please confirm that you will present in future Exchange Act periodic reports your lease expiration information on a portfolio basis such that it includes your single-tenant properties as well as your multi-tenant properties.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page38.

Response:

In future Exchange Act periodic reports we will provide lease expiration information on a portfolio basis which includes single tenant and multi tenant properties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

We note your response to comment six in our letter dated June 20, 2011 and that you intend to include a more detailed analysis of FFO, NOI and same-store NOI in future filings. Please confirm that you will include actual calculations of these measures in your future Exchange Act periodic reports.

Response:

In future Exchange Act periodic reports we will provide FFO and same store NOI as well as calculations of these measures.

Tenant Concentrations, page 52

With regard to comment nine in our letter dated June 20, 2011, please confirm that you will identify in future Exchange Act periodic reports the individual tenants whose leases represent 10% or more of your base rental revenue and provide the expiration date of those leases.

Response:

In future Exchange Act periodic reports we will identify the individual tenants whose leases present greater than 10% of our base rental revenue along with expiration dates of those leases.

4.	Certification

The Trust hereby acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

•	The Trust may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (617) 570-4636 if you have any additional questions.

Sincerely yours,

/s/ Thomas C. Staples

Thomas C. Staples
Chief Financial Officer